Exhibit 99.1

Bragg Gaming Group to Begin
Trading on Nasdaq on August 27

Company’s Listing Application Approved by Nasdaq; U.S. Listing to Expand Capital Markets Availability

Toronto, August 25, 2021 – Bragg Gaming Group (TSX: BRAG, OTC: BRGGF) ("Bragg" or the "Company"), announced today that the Company’s common shares have been approved for listing on the Nasdaq Global Select Market ("Nasdaq"). The Company’s shares are expected to begin trading on Nasdaq on August 27, 2021 under the ticker symbol "BRAG". The Company will retain its listing on the Toronto Stock Exchange under the ticker symbol "BRAG".

Richard Carter, Chief Executive Officer of Bragg commented: “Our Nasdaq listing approval marks another key milestone in Bragg’s growth and evolution and will allow the Company to attract greater capital markets interest in the U.S. where we are successfully pursuing the large and rapidly growing iGaming market opportunity. By listing in the U.S. and maintaining our Canadian listing, we are positioned to enhance shareholder value by improving the Company’s visibility and trading liquidity for investors. We believe Bragg is ideally positioned to grow our business and gain share in the large global iGaming market and the Nasdaq listing is another positive step that will enable us to move forward aggressively with our plans.”

About Bragg Gaming Group

Bragg Gaming Group (TSX: BRAG, OTC: BRGGF) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to listing and trading on the Nasdaq.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For Bragg Gaming Group, contact:

Yaniv Spielberg
CSO
Bragg Gaming Group
info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy
JCIR
212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter
CMO
Bragg Gaming Group
press@bragg.games